Exhibit 10.1

February 28, 2022

Jim Fong

(Delivered via email)

Dear Jim:

On behalf of CTI BIOPHARMA CORP. (CTI) Board of Directors, I am very pleased to promote you to the position of Senior Vice President and Chief Commercial Officer reporting to Bruce Seeley, Executive Vice President and Chief Operating Officer. The effective date for this promotion will be today.

The Senior Vice President and Chief Commercial Officer position is a Section 16 officer position with a bonus target that is determined by the Compensation Committee. The current annual discretionary target bonus rate is at 40%. This position is determined to be exempt from overtime under federal and state law. The Compensation Committee has elected to increase your base salary to the annual rate of $410,000 effective today. As a reminder, salary increases for Section 16 Officers are at the sole discretion of CTI’s Compensation Committee and may take into account various factors including but not limited to salary history, market compensation data and employee performance.

In addition, the Compensation Committee of the Board of Directors has granted you 210,000 stock options to purchase CTI common stock. Such options shall vest over a period of four years from your promotion effective date (today), wherein 25% or 52,500 options will vest after each year from the effective date, thus all 210,000 options shall be exercisable after four years. The option exercise price per share is the last quoted per share selling price for Shares on the day of the Committee meeting on September 23, 2021.

Please sign and date a copy of this letter and return it to Derald Lo in HR.

We thank you for all the contributions you have made at CTI and we look forward to your continued success.

Sincerely,

Adam R. Craig, MD, PhD, MBA

President, Chief Executive Officer & Interim Chief Medical Officer

CTI BIOPHARMA CORP (CTI)

Acknowledgement:

Signature:	/s/ James K. Fong	Date:	March 1, 2022